Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended March 31, 2021

HAMILTON, Bermuda, May 27, 2021 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its financial results for the quarter ended March 31, 2021.

Highlights

•	Continued measures to mitigate the risks from the COVID-19 pandemic and ensure health and safety of crews and staff, whose wellbeing is our highest priority
•	No reported cases of COVID-19; 100% availability of FSRUs for the first quarter of 2021
•	Reported total time charter revenues of $34.8 million for the first quarter of 2021 compared to $36.7 million of time charter revenues for the first quarter of 2020
•	Generated operating income of $31.7 million, net income of $23.8 million and limited partners’ interest in net income of $20.0 million for the first quarter of 2021 compared to operating income of $13.4 million, net income of $5.5 million and limited partners' interest in net income of $1.8 million for the first quarter of 2020
•	Operating income, net income and limited partners’ interest in net income were impacted by unrealized gains on derivative instruments for the first quarter of 2021 compared with unrealized losses on derivative instruments for the first quarter of 2020 mainly on the Partnership's share of equity in earnings (losses) of joint ventures
•	Excluding the impact of unrealized gains (losses) on derivative instruments for the first quarter of 2021 and 2020 impacting the equity in earnings (losses) of joint ventures, operating income would have been $24.1 million for the three months ended March 31, 2021, a decrease of $1.1 million from $25.2 million for the three months ended March 31, 2020
•	Generated Segment EBITDA[1] of $34.5 million for the first quarter of 2021, a decrease of $1.6 million from $36.1 million for the first quarter of 2020
•	On May 14, 2021, paid a $0.44 per unit distribution on common units with respect to the first quarter of 2021, equivalent to $1.76 per unit on an annualized basis
•	On May 17, 2021, paid a distribution of $0.546875 per 8.75% Series A cumulative redeemable preferred unit (the "Series A preferred unit"), for the period commencing on February 15, 2021 to May 14, 2021

Sveinung Støhle, Chief Executive Officer stated: “In the first quarter of 2021, Höegh LNG Partners’ fleet of modern, full-size FSRUs once again achieved 100% availability, providing us with consistent cash flows and strong support for our quarterly distributions to unitholders. With more than eight years of average remaining charter cover and no vessels exposed to the charter market until at least 2025, Höegh LNG Partners is well positioned to continue providing stability and value for our unitholders over the long-term.”

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure.

Financial Results Overview

For the three months ended March 31, 2021, each of the Partnership’s FSRUs have had 100% availability due to the diligent efforts of the crew and staff to ensure all aspects of operations continued to function smoothly in spite of challenges as a result of the COVID-19 pandemic. The Partnership has mitigated the risk on an outbreak of COVID-19 on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has fulfilled its obligations under the time charter contracts and not experienced any off-hire for its FSRUs for three months ended March 31, 2021.

The Partnership reported net income for the three months ended March 31, 2021 of $23.8 million, an increase of $18.3 million from net income of $5.5 million for the three months ended March 31, 2020. Net income was impacted by unrealized gains on derivative instruments for the first quarter of 2021 compared with unrealized losses on derivative instruments for the first quarter of 2020, mainly on the Partnership’s share of equity in earnings (losses) of joint ventures.

Excluding the impact of all of the unrealized gains and losses on derivative instruments, net income for the three months ended March 31, 2021 would have been $16.2 million, a decrease of $1.1 million from $17.3 million for the three months ended March 31, 2020. Excluding the unrealized gains on derivative instruments, the decrease for the three months ended March 31, 2021 is primarily due to lower time charter revenues, higher operating expenses and a higher tax charge which were partially offset by higher equity in earnings of joint ventures and lower interest expense.

Preferred unitholders’ interest in net income was $3.9 million for the three months ended March 31, 2021, an increase of $0.2 million from $3.7 million for the three months ended March 31, 2020 due to additional Series A preferred units issued as part of the at-the-market ("ATM") program. Limited partners' interest in net income was $20.0 million for the three months ended March 31, 2021, an increase of $18.2 million from limited partners' interest in net income of $1.8 million for the three months ended March 31, 2020. Excluding the impact of all of the unrealized gains and losses on derivative instruments, limited partners’ interest in net income for the three months ended March 31, 2021 would have been $12.3 million, a decrease of $1.4 million from $13.7 million for the three months ended March 31, 2020.

Equity in earnings of joint ventures for the three months ended March 31, 2021 was $11.1 million, an increase of $21.1 million from equity in losses of joint ventures of $10.0 million for the three months ended March 31, 2020. The joint ventures own the Neptune and the Cape Ann. Unrealized gains (losses) on derivative instruments in the joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended March 31, 2021 and 2020. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. Excluding the unrealized gains and losses for the three months ended March 31, 2021 and 2020, the equity in earnings of joint ventures would have been $3.4 million for the three months ended March 31, 2021, an increase of $1.7 million compared to equity in earnings of joint ventures of $1.7 million for the three months ended March 31, 2020. The increase is primarily related to lower operating expenses and other financial expenses for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

Operating income for the three months ended March 31, 2021 was $31.7 million, an increase of $18.3 million from operating income of $13.4 million for the three months ended March 31, 2020. Excluding the unrealized gains and losses on derivative instruments impacting the equity in earnings (losses) of joint ventures for the three months ended March 31, 2021 and 2020, operating income would have been $24.1 million for the three months ended March 31, 2021, a decrease of $1.1 million from $25.2 million for the three months ended March 31, 2020.

Segment EBITDA1 was $34.5 million for the three months ended March 31, 2021, a decrease of $1.6 million from $36.1 million for the three months ended March 31, 2020.

Total operating expenses for the three months ended March 31, 2021 were $14.1 million, an increase of $0.9 million from $13.2 million for the three months ended March 31, 2020. The increase is principally due to higher vessel operating expenses and administrative expenses for the three months ended March 31, 2021 compared with the three months ended March 31, 2020.

Total financial expense, net for the three months ended March 31, 2021 was $6.2 million, a decrease of $0.8 million from $7.0 million for the three months ended March 31, 2020. Interest expense consists of the interest incurred, amortization and gain (loss) on cash flow hedges, commitment fees and amortization of debt issuance cost for the period. The decrease of interest expense in the first quarter of 2021 was principally due to the repayment of outstanding loan balances for the loan facilities related to the PGN FSRU Lampung (the "Lampung facility") and the $385 million facility.

Financing and Liquidity

As of March 31, 2021, the Partnership had cash and cash equivalents of $27.1 million. As of May 27, 2021, the Partnership had an undrawn balance of $14.7 million on the $63 million revolving credit tranche of the $385 million facility and an undrawn balance of $60.8 million on the $85 million revolving credit facility with Höegh LNG, respectively. Current restricted cash for operating obligations of the PGN FSRU Lampung was $7.1 million and long-term restricted cash required under the Lampung facility was $12.0 million as of March 31, 2021.

As of March 31, 2021, the Partnership has no material commitments for capital expenditures. However, during the first quarter of 2021, part of the procedures for the on-water class renewal survey for the Höegh Grace were performed. No off-hire is expected during the second quarter of 2021. The remainder of the on-water class renewal survey is expected to be completed during the second quarter of 2021. Incurred expenditures of approximately $1.0 million has been included within prepaid expenses and other receivables as of March 31, 2021, in connection with the survey.

During the first quarter of 2021, the Partnership made quarterly repayments of $4.8 million on the Lampung facility, and $6.4 million on the $385 million facility.

The Partnership’s book value and outstanding principal of total long-term debt was $422.1 million and $428.5 million, respectively, as of March 31, 2021, including the Lampung facility, the $385 million facility and the $85 million revolving credit facility.

As of March 31, 2021, the Partnership's total current liabilities exceeded total current assets by $22.1 million. This is partly a result of the current portion of long-term debt of $58.1 million being classified as current while restricted cash of $12.0 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations, and the balloon payment on the commercial tranche of the Lampung facility that is due is October 2021. We expect to refinance the Lampung facility before the maturity date. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities.

Assuming the refinancing of the Lampung facility on a timely basis, the Partnership believes its current resources, including the undrawn balances under the $85 million revolving credit facility and the $63 million revolving credit tranche, are sufficient to meet the Partnership's working capital requirements for its current business for the next twelve months.

As of March 31, 2021, the Partnership had outstanding interest rate swap agreements for a total notional amount of $324.2 million to hedge against the interest rate risks of its long-term debt under the Lampung facility and the $385 million facility. The Partnership applies hedge accounting for derivative instruments related to these facilities. The Partnership receives interest based on three-month US dollar LIBOR and pays fixed rates of 2.8% for the Lampung facility. The Partnership receives interest based on the three-month US dollar LIBOR and pays a fixed rate of an average of approximately 2.8% for the $385 million facility.

The Partnership's share of the joint ventures is accounted for using the equity method. As a result, the Partnership's share of the joint ventures' cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the lines “accumulated earnings in joint ventures” and “accumulated losses in joint ventures” on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

On February 12, 2021, the Partnership paid a distribution of $15.1 million, or $0.44 per common unit, with respect to the fourth quarter of 2020.

On February 16, 2021, the Partnership paid a distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on November 15, 2020 to February 14, 2021.

On May 7, 2021, the Partnership drew $6.0 million on the $85 million revolving credit facility from Höegh LNG.

On May 14, 2021, the Partnership paid a distribution of $15.1 million, or $0.44 per common unit, with respect to the first quarter of 2021.

On May 17, 2021 the Partnership paid a distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on February 15, 2021 to May 14, 2021.

For the period from April 1, 2021 to May 27, 2021, no Series A preferred units or common units were sold under the Partnership’s ATM program. The Partnership sold 336,992 Series A preferred units and 52,603 common units under the ATM program in the first quarter of 2021.

Outlook

The Partnership believes its primary risk and exposure related to uncertainty of cash flows from its long-term time charter contracts is due to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterer’s gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter services in times of reduced demand. As of May 27, 2021, the Partnership has not experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts. In addition, the Partnership has not provided concessions or made changes to the terms of payment for its customers. Höegh LNG has indemnified the Partnership for the joint ventures’ boil-off settlement, leased the Höegh Gallant under lease and maintenance agreement with a subsidiary of Höegh LNG (the “Subsequent Charter”) and provided the Partnership the $85 million revolving credit facility. Höegh LNG’s ability to make payments to the Partnership under the Subsequent Charter and funding requests under the $85 million revolving credit facility and any claims for indemnification may be affected by events beyond the control of Höegh LNG or the Partnership, including opportunities to obtain new employment for the Höegh Gallant and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to the Partnership may be impaired. If Höegh LNG is unable to meet its obligations to the Partnership under the Subsequent Charter or meet funding requests or indemnification obligations, the Partnership’s financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

If financial institutions providing the Partnership’s interest rate swaps or lenders under the revolving credit facility are unable to meet their obligations, the Partnership could experience a higher interest expense or be unable to obtain funding. If the Partnership’s charterers or lenders are unable to meet their obligations under their respective contracts or if the Partnership is unable to fulfill its obligations under time charters, its financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

Since implementing its prior ATM program in January 2018 until May 27, 2021, the Partnership has sold preferred units and common units for total net proceeds of $69.6 million which has supplemented the Partnership’s liquidity. In current market conditions, with lower unit prices, sales under the new ATM program are a less viable and more expensive option for accessing liquidity.

The Partnership has long term debt maturing in October 2021 when the commercial tranche of the Lampung facility becomes due and export credit tranche can be called if the commercial tranche is not refinanced. To address the liquidity needs, the Partnership is at an advanced stage of the process to refinance the Lampung facility. As of May 27, 2021, the loan documentation had been finalized and is now subject to satisfaction of closing conditions before drawdown. We currently expect the refinancing to be completed before the due date of the commercial tranche in October 2021. In addition, planning has commenced in relation to the refinancing of the Neptune Facility with its joint venture partner. Should the Partnership be unable to satisfy the conditions to close the new Lampung facility or to obtain refinancing for the Neptune Facility or its other debt maturities on a timely basis or at all, it may not have sufficient funds or other assets to satisfy all its obligations, which would have a material adverse effect on its business, results of operations, financial condition and ability to make distributions to unitholders.

The outbreak of Coronavirus (COVID-19) has negatively affected economic conditions in many parts of the world which may impact the Partnership’s operations and the operations of its customers and suppliers. Although the Partnership’s operations have not been materially affected by the Coronavirus outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on the Partnership’s operations and financial condition is uncertain at this time. Furthermore, should there be an outbreak of the COVID-19 on board one of the Partnership’s FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill the Partnership’s obligations under its time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, the Partnership has mitigated the risk of an outbreak of the COVID-19 on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. As a result, the Partnership expects that it may incur somewhat higher crewing expenses to ensure appropriate mitigation actions are in place to minimize the risk of outbreaks. To date, the Partnership had not had service interruptions on the Partnership’s FSRUs. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has supported staffs by supplying needed internet boosters and office equipment to facilitate an effective work environment.

On March 8, 2021, Höegh LNG announced a recommended offer by Leif Höegh & Co. Ltd. (“LHC”) and funds managed by Morgan Stanley Infrastructure Partners (“MSIP”) through a 50/50 joint venture, Larus Holding Limited (“JVCo”), to acquire the remaining issued and outstanding shares of Höegh LNG not currently owned by LHC or its affiliates (the “Amalgamation”). The Amalgamation was approved by Höegh LNG's shareholders and bondholders and closed on May 4, 2021. Höegh LNG is now wholly owned by JVCo, and the common shares of Höegh LNG will be delisted from the Oslo Stock Exchange. Following the consummation of the Amalgamation, some provisions of the omnibus agreement entered into in connection with the IPO (the “omnibus agreement”) terminated by their terms, including (i) the prohibition on Höegh LNG from acquiring, owning, operating or chartering any Five-Year Vessels (as defined in the omnibus agreement), (ii) the prohibition on us from acquiring, owning, operating or chartering any Non-Five-Year Vessels (as defined in the omnibus agreement), and (iii) the rights of first offer associated with those rights. As a consequence, following the consummation of the Amalgamation, Höegh LNG is not required to offer us Five-Year Vessels and is permitted to compete with us.

While Höegh LNG is under no obligation to offer FSRUs or other vessels to us, it has indicated that it remains focused on ways to further enhance the partnership between Höegh LNG and us and remains open to the opportunity to offer opportunities to us if market conditions warrant.

Presentation of First Quarter 2021 Results

A presentation will be held today, Thursday, May 27, 2021, at 08:30 A.M. (EST) to discuss financial results for the first quarter of 2021. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/41407

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until June 3, 2021.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10156741

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with the SEC with detailed information on the Partnership's results of operations for the three months ended March 31, 2021, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and unaudited condensed interim consolidated financial statements. The Form 6-K can be viewed on the SEC's website: http://www.sec.gov and at HMLP's website: http://www.hoeghlngpartners.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on the Partnership's business liquidity, cash flows and operations as well as operations of our customers, suppliers and lenders;

•	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	the Partnership's distribution policy and ability to make cash distributions on our units or any increases in the quarterly distributions on the Partnership’s common units;

•	restrictions in the Partnership's debt agreements and pursuant to local laws on the Partnership's joint ventures' and the subsidiaries' ability to make distributions;

•	the ability of Höegh LNG to meet its financial obligations to us pursuant to the Subsequent Charter, its guarantee and indemnification obligations;

•	the change in the ability of Höegh LNG to compete with the Partnership as a result of its completion of the Amalgamation;

•	the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;

•	demand in the FSRU sector or the LNG shipping sector; including demand for the Partnership's vessels;

•	the Partnership's ability to purchase additional vessels from Höegh LNG in the future;

•	the Partnership's ability to integrate and realize the anticipated benefits from acquisitions;

•	the Partnership's anticipated growth strategies; including the acquisition of vessels;

•	the Partnership's anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership's operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

•	the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition, liquidity and creditworthiness of the Partnership's existing or future customers and their ability to satisfy their obligations under the Partnership's contracts;

•	the Partnership's ability to replace existing borrowings (including the Lampung facility and the Neptune facility), make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our customers;

•	the Partnership's ability to perform under its contracts and maintain long-term relationships with its customers;

•	the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	the Partnership's continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of the Partnership's vessels and any related claims by Total S.A. or other customers;

•	the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	timely acceptance of the Partnership's vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of the Partnership and certain of its subsidiaries;

•	availability and cost of skilled labor, vessel crews and management, including possible disruptions, including but not limited to the supply chain of spare parts and service engineers, caused by the COVID-19 outbreak;

•	the number of offhire days and drydocking requirements, including the Partnership's ability to complete scheduled drydocking on time and within budget;

•	the Partnership’s general and administrative expenses as a publicly traded limited partnership and fees and expenses payable under the Partnership’s ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership's ability to hire or retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	risks inherent in the operation of the partnership’s vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;

•	future sales of Partnership’s common units, Series A preferred units and other securities in the public market;

•	Partnership’s business strategy and other plans and objectives for future operations;

•	Partnership’s ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended
	March 31,
	2021	2020
REVENUES
Time charter revenues	$34,776	$36,686
Total revenues	34,776	36,686
OPERATING EXPENSES
Vessel operating expenses	(6,172)	(5,507)
Administrative expenses	(2,735)	(2,428)
Depreciation and amortization	(5,210)	(5,282)
Total operating expenses	(14,117)	(13,217)
Equity in earnings (losses) of joint ventures	11,073	(10,047)
Operating income (loss)	31,732	13,422
FINANCIAL INCOME (EXPENSE), NET
Interest income	133	172
Interest expense	(5,658)	(6,511)
Other items, net	(653)	(647)
Total financial income (expense), net	(6,178)	(6,986)
Income (loss) before tax	25,554	6,436
Income tax expense	(1,716)	(962)
Net income (loss)	$23,838	$5,474
Preferred unitholders' interest in net income	3,877	3,668
Limited partners' interest in net income (loss)	$19,961	$1,806

Earnings per unit
Common unit public (basic and diluted)	$0.59	$0.04
Common unit Höegh LNG (basic and diluted)	$0.61	$0.07

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$27,070	$31,770
Restricted cash	7,116	7,198
Trade receivables	4,585	415
Amounts due from affiliates	3,722	3,639
Advances to joint ventures	3,350	3,284
Current portion of net investment in financing lease	5,080	4,969
Prepaid expenses and other receivables	4,698	3,883
Total current assets	55,621	55,158
Long-term assets
Restricted cash	11,994	12,095
Accumulated earnings of joint ventures	20,763	9,690
Advances to joint ventures	886	869
Vessels, net of accumulated depreciation	614,415	619,620
Other equipment	85	109
Intangibles and goodwill	13,376	14,056
Net investment in financing lease	267,976	269,288
Long-term deferred tax asset	99	102
Other long-term assets	823	823
Total long-term assets	930,417	926,652
Total assets	$986,038	$981,810

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2021	2020
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$58,075	$59,119
Trade payables	426	467
Amounts due to owners and affiliates	2,531	2,600
Value added and withholding tax liability	1,210	1,445
Derivative instruments	6,661	6,945
Accrued liabilities and other payables	8,793	7,232
Total current liabilities	77,696	77,808
Long-term liabilities
Long-term debt	345,872	355,470
Revolving credit facility due to owners and affiliates	18,191	18,465
Derivative instruments	13,417	19,530
Long-term tax liability	1,605	2,668
Long-term deferred tax liability	15,123	14,430
Other long-term liabilities	114	124
Total long-term liabilities	394,322	410,687
Total liabilities	472,018	488,495
EQUITY
8.75% Series A Preferred Units: 7,089,325 units issued and outstanding at March 31, 2021 and 6,752,333 units issued and outstanding at December 31, 2020	176,078	167,760
Common units public: 18,103,544 units issued and outstanding at March 31, 2021 and 18,050,941 units issued and outstanding at December 31, 2020	312,320	308,850
Common units Höegh LNG: 15,257,498 units issued and outstanding at March 31, 2021 and December 31, 2020	48,825	46,277
Accumulated other comprehensive income (loss)	(23,203)	(29,572)
Total partners' capital	514,020	493,315
Total equity	514,020	493,315
Total liabilities and equity	$986,038	$981,810

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended March 31,
	2021	2020
OPERATING ACTIVITIES
Net income (loss)	$23,838	$5,474
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,210	5,282
Equity in losses (earnings) of joint ventures	(11,073)	10,047
Changes in accrued interest income on advances to joint ventures	(83)	(78)
Amortization of deferred debt issuance cost	523	592
Amortization in revenue for above market contract	679	905
Changes in accrued interest expense	(156)	(40)
Receipts from repayment of principal on financing lease	1,202	1,101
Unrealized foreign exchange losses (gains)	12	(27)
Unrealized loss (gain) on derivative instruments	45	91
Non-cash revenue: tax paid directly by charterer	(208)	(205)
Non-cash income tax expense: tax paid directly by charterer	208	205
Deferred tax expense and provision for tax uncertainty	665	(106)
Other adjustments	2	102
Changes in working capital:
Trade receivables	(4,201)	(4,447)
Prepaid expenses and other receivables	(823)	(575)
Trade payables	(40)	100
Amounts due to owners and affiliates	(152)	(529)
Value added and withholding tax liability	(613)	(1,007)
Accrued liabilities and other payables	1,117	(2,874)
Net cash provided by (used in) operating activities	16,152	14,011

INVESTING ACTIVITIES
Net cash provided by (used in) investing activities	—	—

FINANCING ACTIVITIES
Repayment of long-term debt	(11,165)	(11,164)
Net proceeds from issuance of common units	818	—
Net proceeds from issuance of Series A preferred units	8,318	2,125
Cash distributions to limited partners and preferred unitholders	(18,956)	(18,714)
Net cash provided by (used in) financing activities	(20,985)	(27,753)

Increase (decrease) in cash, cash equivalents and restricted cash	(4,833)	(13,742)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(50)	(103)
Cash, cash equivalents and restricted cash, beginning of period	51,063	59,819
Cash, cash equivalents and restricted cash, end of period	$46,180	$45,974

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2021 AND 2020

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and impairment, and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three months ended March 31, 2021 and 2020, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended March 31, 2021 and 2020, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs is presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2021

(in thousands of U.S. dollars)

	Three months ended March 31, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$34,776	10,459	—	45,235	(10,459)	(1)	$34,776
Total revenues	34,776	10,459	—	45,235			34,776
Operating expenses	(6,985)	(1,871)	(1,922)	(10,778)	1,871	(1)	(8,907)
Equity in earnings (losses) of joint ventures	—	—	—	—	11,073	(1)	11,073
Segment EBITDA	27,791	8,588	(1,922)	34,457
Depreciation, amortization and impairment	(5,210)	(2,492)	—	(7,702)	2,492	(1)	(5,210)
Operating income (loss)	22,581	6,096	(1,922)	26,755			31,732
Gain (loss) on derivative instruments	—	7,673	—	7,673	(7,673)	(1)	—
Other financial income (expense), net	(2,114)	(2,696)	(4,064)	(8,874)	2,696	(1)	(6,178)
Income (loss) before tax	20,467	11,073	(5,986)	25,554			25,554
Income tax benefit (expense)	(1,716)	—	—	(1,716)	—		(1,716)
Net income (loss)	$18,751	11,073	(5,986)	23,838	—		$23,838
Preferred unitholders’ interest in net income	—	—	—	—	3,877	(2)	3,877
Limited partners' interest in net income (loss)	$18,751	11,073	(5,986)	23,838	(3,877)	(2)	$19,961

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2020

(in thousands of U.S. dollars)

	Three months ended March 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$36,686	10,527	—	47,213	(10,527)	(1)	$36,686
Total revenues	36,686	10,527	—	47,213			36,686
Operating expenses	(6,230)	(3,152)	(1,705)	(11,087)	3,152	(1)	(7,935)
Equity in earnings (losses) of joint ventures	—	—	—	—	(10,047)	(1)	(10,047)
Segment EBITDA	30,456	7,375	(1,705)	36,126
Depreciation, amortization and impairment	(5,282)	(2,495)	—	(7,777)	2,495	(1)	(5,282)
Operating income (loss)	25,174	4,880	(1,705)	28,349			13,422
Gain (loss) on derivative instruments	—	(11,784)	—	(11,784)	11,784	(1)	—
Other financial income (expense), net	(2,544)	(3,031)	(4,442)	(10,017)	3,031	(1)	(6,986)
Income (loss) before tax	22,630	(9,935)	(6,147)	6,548			6,436
Income tax benefit (expense)	(962)	(112)	—	(1,074)	112		(962)
Net income (loss)	$21,668	(10,047)	(6,147)	5,474	—		$5,474
Preferred unitholders’ interest in net income	—	—	—	—	3,668	(2)	3,668
Limited partners' interest in net income (loss)	$21,668	(10,047)	(6,147)	5,474	(3,668)	(2)	$1,806

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended March 31, 2021 and 2020.

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2021	2020
Interest income	$133	$172
Interest expense:
Interest expense	(5,056)	(5,793)
Amortization and gain (loss) on cash flow hedge	(45)	(91)
Commitment fees	(34)	(34)
Amortization of debt issuance cost and fair value of debt assumed	(523)	(593)
Total interest expense	(5,658)	(6,511)
Other items, net:
Unrealized foreign exchange gain (loss)	(12)	27
Realized foreign exchange gain (loss)	(7)	21
Bank charges, fees and other	(54)	(85)
Withholding tax on interest expense and other	(580)	(610)
Total other items, net	(653)	(647)
Total financial income (expense), net	$(6,178)	$(6,986)

Appendix A: Segment EBITDA

Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, taxes depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investor in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended March 31, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$18,751	11,073	(5,986)	23,838			$23,838	(3)
Interest income	(50)	—	(83)	(133)	—	(4)	(133)
Interest expense	1,563	2,692	4,095	8,350	(2,692)	(4)	5,658
Depreciation, amortization and impairment	5,210	2,492	—	7,702	(2,492)	(5)	5,210
Other financial items (2)	601	(7,669)	52	(7,016)	7,669	(6)	653
Income tax (benefit) expense	1,716	—	—	1,716	—		1,716
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,692	(4)	2,692
Equity in earnings of JVs: Depreciation, amortization and impairment	—	—	—	—	2,492	(5)	2,492
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(7,669)	(6)	(7,669)
Segment EBITDA	$27,791	8,588	(1,922)	34,457			$34,457

	Three months ended March 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$21,668	(10,047)	(6,147)	5,474			$5,474	(3)
Interest income	(60)	(51)	(112)	(223)	51	(4)	(172)
Interest expense	1,997	3,079	4,514	9,590	(3,079)	(4)	6,511
Depreciation, amortization and impairment	5,282	2,495	—	7,777	(2,495)	(5)	5,282
Other financial items (2)	607	11,787	40	12,434	(11,787)	(6)	647
Income tax (benefit) expense	962	112	—	1,074	(112)	(7)	962
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,028	(4)	3,028
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,495	(5)	2,495
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	11,787	(6)	11,787
Equity in earnings of JVs: Income tax (benefit) expense	—	—	—	—	112	(7)	112
Segment EBITDA	$30,456	7,375	(1,705)	36,126			$36,126

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.
(7)

Income tax (benefit) expense for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Income tax (benefit) expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Income tax (benefit) expense for the Consolidated reporting.

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-cash revenue: tax paid directly by charterer, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost, amortization and gain on cash flow hedges included in interest expense and proceeds from settlement of derivatives, other items (net), unrealized foreign exchange losses (gains), current income tax benefit (expense), net of uncertain tax position less non-cash income tax: tax paid directly by charterer, and other adjustments such as indemnification paid or to be paid by Höegh LNG for legal expenses related to the boil-off claim, non-budgeted expenses or losses, or prior period indemnifications refunded to, or to be refunded to, Höegh LNG for amounts recovered from insurance or the charterer, distributions on the Series A preferred units and estimated maintenance and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

(in thousands of U.S. dollars)	Three months ended March 31, 2021
Segment EBITDA	$34,457
Cash collection/Principal payment on financing lease	1,202
Amortization in revenues for above market contracts	679
Non-cash revenue: Tax paid directly by charterer	(208)
Equity in earnings of JVs: Amortization of deferred revenue	(683)
Interest income (1)	133
Interest expense (1)	(8,350)
Amortization of debt issuance cost (1)	562
Amortization and (gain) loss on cash flow hedges included in interest expense	45
Other items, net (1)	(657)
Unrealized foreign exchange losses (gains)	12
Current income tax benefit (expense), net of uncertain tax position	(1,050)
Non-cash income tax: Tax paid directly by charterer	208
Other adjustments:
Distributions relating to Series A preferred units (2)	(3,877)
Estimated maintenance and replacement capital expenditures	(5,350)
Distributable cash flow	$17,123

(1)	The Partnership's interest in the joint ventures' interest income, interest expense and amortization of debt issuance cost, net is $0, $2,692 and $39, respectively.

(2)	Represents distributions payable on Series A preferred units related to the period from January 1, 2021 to March 31, 2021.

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

(in thousands of U.S. dollars)	Three months ended March 31, 2021
Distributable cash flow	$17,123
Estimated maintenance and replacement capital expenditures	5,350
Distributions relating to Series A preferred units (2)	3,877
Equity in earnings of JVs: Amortization of deferred revenue	683
Equity in earnings of JVs: Amortization of debt issuance cost	(39)
Equity in earnings of JVs: Depreciation, amortization and impairment	(2,492)
Equity in earnings of JVs: Gain (loss) on derivative instruments	7,673
Equity in losses (earnings) of joint ventures	(11,073)
Changes in accrued interest expense and interest income	(239)
Other adjustments	1
Changes in working capital	(4,712)
Net cash provided by (used in) operating activities	$16,152

Media contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

Knut Johan Arnholdt, VP IR and Strategy, +47 922 59 131

www.hoeghlngpartners.com